

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

Richard Pierce
President, Secretary, Treasurer
Santos Resource Corporation
11450 - 201A Street Maple Ridge
British Columbia, Canada V2X OY4

      Re: Santos Resource Corporation
              Form 10-K for Fiscal Year Ended
              February 28, 2010
              Filed May 28, 2010
              File No. 000-53520

Dear Mr. Pierce:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    /s/ Ethan Horowitz

                    Ethan Horowitz
                    Branch Chief